Filed by Duke Energy Corporation
                                                     Commission File No. 1-4928
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                           Subject Company:  Deer Holding Corp.
                                                  Commission File No. 132-02302


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Merger Talk Dominates Open Forum


It was "all merger, all the time" at the May 10 Open Forum in Charlotte as Paul Anderson, chairman of the board and chief executive officer, had his first face-to-face meeting with employees since the merger announcement with Cinergy.


Explaining the positive aspects of the $9 billion merger and fielding questions from audiences in Charlotte and Houston -- via videoconference -- Anderson reminded employees that the earliest the deal could be completed would be 12 months from now. He said that in the meantime employees need to remain focused on the job at hand.

"It's premature to start making assumptions about what might happen," advised Anderson. "We have some important issues that need addressing right now."

Under terms of the agreement, Cinergy CEO Jim Rogers will become the president and CEO of Duke Energy when the merger is completed. Anderson said he would continue to be the chairman of the company and would be staying around at least one year after that.
"I'm going to be around awhile, so continue to be nice to me," he joked.

The merger will create a much larger retail operation for Duke Energy, with the combined company having 3.7 million electric customers and 1.7 natural gas customers, with a total asset base of $70 billion.

Anderson said one of the short-term benefits of the announcement would be the increase in the Duke Energy annual dividend - from $1.10 per share to $1.24. He added that the merger would be positive to earnings right away.

"It's a value-creating transaction in the short-run," he said.


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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He added that the medium-term benefit will be to strengthen DENA.

"This deal will make DENA a profitable operation," said Anderson. "That has been one of our major objectives. It will also give us the opportunity to merge the two merchant groups into one - creating an opportunity for overhead savings."

Long term, Anderson said the merger would give Duke Energy stand-alone strength in both gas and electric operations. He said one issue that would be addressed in the future is whether to separate the gas and electric portions of Duke Energy into separate companies.

"The premise of the Duke Power/PanEnergy merger didn't happen," he said. "The electric industry did not fully deregulate. And the affiliate rules ban sharing data between the various operations. We could separate the operations and be a major player in the electric or gas side."

For the immediate future, Anderson said he and Rogers would chair an integration task force that would look at the various aspects of the companies to figure out how best to put them together. He said that everything from benefits to e-mail systems would be looked at.

Lost in the merger news were last week's first-quarter results of 44 cents of basic ongoing earnings versus 34 cents last year. Anderson said that improved results at Field Services, reduced losses at DENA and lower interest expense led to the improved results.

Anderson also reminded employees to practice safe work habits during the Global Service Event, which runs through June 18. He said that many employees would be tackling unfamiliar tasks such as hammering and landscaping and should use extra caution.

The next Open Forum will be June 15 in Houston. President and Chief Operating Officer Fred Fowler will be the host.


Questions from the Meeting

Stock Movement

Q: How do we expect our stock to react in the near term relative to Cinergy?

A: Our stock and Cinergy's will start to move in tandem with each other. Ultimately, if they move too far apart, arbitrage will bring them back together. So you aren't going to see one get wildly out of sync with the other. There's going to be a lot of rotation of


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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shareholders for awhile because some people don't understand the merger. They had a nice ride with Duke Energy. They'll just take the money and run. And so there will be a lot of rotation in the early days. The market is going to have to understand the deal. Ultimately, I would say that our share price should trade up from where it was before the announcement. For one thing, we've increased the dividend. At today's share price, that's a 4.5 percent yield. The main message is that there's going to be some movement in the share price before it stabilizes. But I wouldn't read too much into one day or another over the next few weeks.

Cinergy Operations In Houston

Q: Could you tell us about the business operations that are conducted in Cinergy's Houston office?

A: Cinergy has some trading operations in Houston -- less than 200 people. That will clearly be a task force issue over the coming year. Should they be combined? Where should they be located? Those are issues the task force will be addressing.

Separating Gas And Electric

Q: My question revolves around separating the gas and electric operations. We've tended to hear that being integrated with gas and electric tends to smooth out each other's earnings by moving in opposite cycles. What would be the benefit of breaking apart?

A: I would start by saying we haven't made a decision to separate those. But we're going to examine it. The analysts who follow Duke Energy tend to be electric analysts. They value the company based on earnings. The analysts that follow the gas business put more emphasis on cash flow. Pipelines tend to be valued on cash flow, and it's a fairly high multiple. That's one of the reasons a lot of people say our PE (price-to-earnings) ratio seems high relative to others because that cash flow component is adding some support. So the question is does the market fully appreciate the fact that we've got both operations? Or would they appreciate it more if they were separated? Again, it will be a year before we have that figured out.

Still Pursuing A Joint Venture With DENA?

Q: Will we still be pursuing a joint venture for DENA? If so, will that be after this deal closes?

A: Yes, we will still be pursuing a deal for DENA. In fact, we will be pursuing a lot of things, and we will not wait for the merger to close. This deal solves one of the problems


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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for DENA -- underutilized assets in the Midwest. It does not solve the fact that we've got trading positions in the West that are fairly large and not necessarily in the money. So the whole concept of what we need to do with our hedge book is not touched by this. It also gets us from 10,000 megawatts to 16,000 megawatts. But we're still a long way away from what we think critical mass should be for a successful merchant generator.

Reaction From Cinergy Employees

Q: I'm interested in the initial reaction Cinergy employees have about this deal. Do you have any feel for that?

A: I haven't talked to anyone other than the senior folks we were negotiating with. So I'm getting second-hand knowledge. I would say that the overall reaction is positive because they're going from a mid-tier company to a clear industry leader. That part is positive. But there's a lot of nervousness, too. You look at the headquarters and say, "The headquarters is going to be Charlotte.

What's this going to mean to me as a corporate employee?"

What Is Non-Core Now?

Q: We've been selling non-core assets over the past few years. Is there a new definition of non-core now?

A: We have more assets in the portfolio, and we'll have to examine them. But there's no new definition of non-core.

AEP Merger Ruling

Q: Last week, an administrative law judge at the FCC issued a decision that the proposed AEP acquisition of Central and Southwest violated the Public Utility Holding Company Act of 1935. Are we going to need a change in legislation in order for the Duke/Cinergy merger to proceed?

A: This was a long-standing case that AEP had pending for more than five years. We think we have a different set of facts. We've had quite a bit of help from what we believe is the best lawyer in this area. The most encouraging thing we have is that both Cinergy and Duke Energy are interconnected with AEP. So if you get a transmission line via the AEP network, it's like we have a ready-made link between Duke and Cinergy. AEP had to go through a more circuitous path to say there was interconnectivity of their systems. But it's an issue. The best thing that could happen would be for the energy bill to pass and the Holding Company Act to be repealed. Then, we wouldn't have to argue the point.


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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Selling Crescent?

Q: My question is related to that, too. If we're subject to the Holding Company Act, we might not be able to keep Crescent Resources. Can you explain that?

A: We are not a holding company now. But we would be if this deal goes through. Under the act, you are not allowed to have anything other than small non-energy businesses, and Crescent is pretty big. There are three things that could happen. First, the Holding Company Act gets repealed and this goes away. Second, it doesn't go away, but Crescent is ruled to be not material relative to a $70 billion company. The worst case is that we would have to divest of Crescent. Historically, you are given three to four years to complete the divestiture. So it wouldn't be a fire sale. But divestiture would be the worst-case scenario.

Stock Buyback Program

Q: What about the future of the stock buyback program?

A: A lot of analysts were interested it that, too. As you know, we have done an accelerated program for 30 million shares. We basically bought the shares from Merrill Lynch. And over the next 10 months, they'll be buying shares to fulfill that position. Beyond that, we had a 20 million share program that we kicked off a few weeks ago. We have suspended that. We have suspended anything that would go beyond the first 30 million shares pending a strategic review.

Texas Eastern And Cinergy

Q: It appears that one of Texas Eastern's pipes runs right through the heart of Cinergy. Did that come into play to make the deal more attractive?

A: No. Because of the affiliate rules, we can't treat their utility any differently than we do another third party. So we won't be able to cut them favorable terms, feed them any information or craft a longer-term deal than we would for somebody else. We don't get any benefit from that.

Layoffs

Q: Jim Rogers made comments Monday about not anticipating layoffs in Cincinnati. If not there, where would they happen? What's your sense of how the distribution of workforce reductions might occur?

A: His comments were about handling the reductions through attrition and early retirement. I don't think he was saying there aren't going to be any positions eliminated in Cincinnati. Where I see the reductions coming are three areas. Obviously, the corporate areas. The second will be the back office of the electric company. We'll be looking at how can we combine electric operations and make them more efficient. The


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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third area would be in the merchant business. When you put the two merchant businesses together, you would expect you could reduce overhead.

Future Of New Generation

Q: What is Duke Energy's goal over the next three years in regards to building new generation?

A: We will be under pressure to have more generation. I think that's one of the things that attracted Cinergy and their board to Duke Energy. We have the capability to build nuclear and we have a pretty good gas capability. In this region, we will probably end up building new capacity. We're going down several paths. We're looking at a request for a merchant generator to supply us. We're looking at gas-fired locations. We're looking at coal-fired locations, and then a nuclear plant down the road. Which one we'll go with, I don't know. I suppose one of the interesting things is that in the Carolinas we are still a fully integrated utility. So we can recover costs of a new plant. In Ohio, generation is no longer regulated. Coming up with a way to recover costs of a plant is hard to do. So it's a nice match to have plants already in place in Ohio. We're not going to have to build any plants there for the foreseeable future.

Stock For Gas & Electric?

Q: If the company is split between the gas and electric, will two separate classes of stock be offered? And will the existing Duke shareholders take a share of both?

A: You're way ahead of me here. That's what Fred (Fowler) and I are going to be working on. If you saw the functional work chart that we laid out, Fred will be focused on what we are going to do with the gas operations. Jim Rogers will be working with others on the electric business. But it will be months before we can answer anything that specific.

Making Contact With Cinergy Employees

Q: On the FAQ's on the Portal, you mentioned that it's not advisable to have conversations or make contact with folks at Cinergy. Some of us have interaction with folks at other utilities. Could you elaborate on that caution?

A: We're going to have an integration task force. The worst thing that can happen is for everybody to free lance. That would completely derail the whole process. It's not that we don't want people talking to each other. But we don't want independent discussions as to how we would coordinate future activities.


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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Questions from the Portal

Carbon Tax

Q: Paul recently advocated a carbon tax as a solution to global warming, an issue that enjoys popular support but is based on (at best) inconclusive scientific evidence. Another issue which lacks scientific credibility but inspires passionate opinions is the perceived medical risk from electromagnetic fields (EMF) near transmission lines.

Will Paul also advocate that Duke Power bury its transmission lines as a way of proactively addressing the risk of EMF? If not, how do argue the case against EMF on the grounds of inconclusive/incomplete scientific evidence when we have tossed this reasoning aside for climate change?

A: There's little debate that the earth's climate is warming. What's uncertain is the extent to which greenhouse gases from human activities -- including the burning of fossil fuels -- is contributing to the shift in global temperatures. And this concern is becoming a public policy issue of enormous magnitude. Furthermore, the potential for legislation or regulation being adopted in the United States to address it is real, and growing.

For many years, we've worked closely with electric utilities and research institutions involved in EMF research. As you suggest, the studies have not found a definitive cause and effect relationship between EMF and harmful health effects. Moreover, putting the lines underground wouldn't necessarily eliminate magnetic fields, because magnetic fields pass through most objects. In contrast to the global climate change issue, neither legislation nor regulation is being considered to address this perceived risk.

Charlotte Region

We received a number of questions about Charlotte-area facilities. Since the questions are specific to the Charlotte region, please see the Charlotte region page of the Portal.

Coal Technology

Q: Is Duke Energy looking at coal slurry or coal log pipeline technologies? If so, can you give us an update?

A: Duke Power and other electric utilities that burn coal at their power plants have been facing strong upward pressure on their rail transportation costs in recent years, and we are always looking at options to lower these costs for our customers. Moving coal in a slurry form through a pipeline (using 50 percent coal and 50 percent water) with pumping stations is a bold idea that may add some stability to continuing escalation of transportation cost, but there are numerous issues to look at before any project of this magnitude would be undertaken.


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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Domestic Partner Benefits

Q: A North Carolina law prohibits unmarried and unrelated adults of the opposite sex from cohabitation. Why is the company offering domestic partner benefits when North Carolina law doesn't support cohabitation?

A: North Carolina doesn't have a law that prohibits companies from offering domestic partner benefits. In fact, some states in which we operate require companies to offer benefits to employees who have a domestic partner that are comparable to those provided to employees who are married. Having said that, Duke Energy's health plans are self-insured, which means that our health plans are not governed by state insurance regulation. Duke Energy's decision to offer this benefit to employees is consistent with our commitment to maintain a competitive benefits program to ensure we're able to attract and retain talent now and in the future.

Q: In a prior communication, Paul Anderson stated that offering domestic partner benefits "has been shown to aid in both attracting and retaining employees." What studies are available to show that statement to be true?

A: Routinely, Duke Energy benchmarks its benefits package against other companies and markets where we compete for labor. Many of these companies offer domestic partner benefits to their employees. These companies, along with Duke Energy, recognize that the labor market, in general, expects companies to demonstrate their commitment to diversity through company policies and programs that reflect the needs of those in the workforce today and in the future.

Research provided by the Corporate Leadership Council and the Human Rights Campaign, and conducted with Fortune 500 companies, suggests that companies that provide domestic partner benefits see a positive impact on their hiring efforts. This is because they are more likely to be viewed by potential employees as valuing diversity and providing competitive benefits.

Q: Why is Duke Energy following the lead of other companies that offer domestic partner benefits?

A: As we've shared in the past, Duke Energy's decision to provide domestic partner benefits is based on the company's desire to remain competitive with Fortune 100 companies in attracting and retaining talent.

Fuel Costs

(This question was posed by a Duke Power employee)

Q: Why do we buy highway fuel for Duke Power line trucks? We can run off-road fuel and save a lot of money.


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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A: It's illegal to run off-road fuel in a highway vehicle. And a line truck is considered a highway vehicle. The reason it's illegal: the price of off-highway fuel doesn't include the state and federal taxes that support the highway systems. It also has a higher sulfur content, which increases emissions.

To help manage our fuel costs, we've been working with our Tax Department to apply for a refund for the highway taxes on the fuel that a line or bucket truck uses while it's working off-road. This has not been readily accepted by state and federal auditors, and due to a recent court ruling, may not be an option for the future.

Job Postings

We received a question about job posting procedures at Oconee Nuclear Station. Since the question is specific to a location, please see the answer in local communications.

Living Will Benefits

Q: The U.S. Living Will Registry (http://www.uslivingwillregistry.com) provides a place for individuals to file or register their advance directives and/or living wills. To do so requires a "source code" from a health care provider or "community partner." With all the hoopla lately about living wills and health care directives, could Duke Energy's Benefits Department look into the possibility of becoming a partner and providing this benefit to employees? This could be tied to Duke Energy's Legal Reference Program benefit.

Editor's note: The Legal Reference Program is a service provided through the Aetna Group. For more info, see the Benefits Knowledge Center on the Portal's Employee Center. Once there, visit the Contact Information, Benefit Administrators page.

A: This is an interesting idea which merits some research on our part. We'll research the Web site and provide an answer via the Open Forum in a coming month.

Paid Paternity Leave

Q: In the April Open Forum it was stated that "Duke Energy's decision to provide domestic partner benefits is based on the company's desire to remain competitive with Fortune 100 companies in attracting and retaining talent." Given that other companies offer paid paternity leave, is this benefit also being considered by the company?

In my opinion, paid paternity leave would be beneficial to more workers and more potential workers than domestic partner benefits.

A: Current paid time off options during paternity leave include vacation and dependent care which is similar to our approach for maternity leave options. Paid time off beyond our existing benefits is not under consideration at this time. But Human Resources


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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continues to monitor competitive practices.

Paternity and maternity leave are considered qualifying events covered by the Family Medical Leave Act (FMLA). For eligible employees, FMLA provides up to 12 weeks of unpaid leave during a 12-month period for the birth, placement or adoption of a child. Currently, employees who use FMLA for paternity leave can use paid time off options such as vacation or dependent care while out under family medical leave. In the case of maternity leave, sick allowance can be used while the mother is under a doctor's care. Afterwards, vacation or unpaid time can / should be used for the remaining weeks of leave.

For further information, please review the Family and Medical Leave of Absence Procedure for your business unit. This can be found on the Portal under My Services, Employee Center, Policies/Compliance.

Retirement Plans

Q: I recently read an online MSNBC article
(http://www.msnbc.msn.com/id/7319239/) about money being taken from company retirement plans and being unavailable when employees retire. Is there any chance something like this could happen here at Duke Energy?

A: While we can't speak directly to the situation in the article, it appears that the reported abuses generally appear to have happened when the 401(k) plan was operated by a small, financially troubled employer rather than third-party professionals. In contrast, the Duke Energy Retirement Savings Plan (RSP) uses a professional record keeper, Hewitt Associates, and a professional trustee, State Street. For reconciliation purposes, the record keeper regularly compares its balance for aggregate RSP participant accounts against the RSP trustee's aggregate value of RSP assets.

As the article suggests, it's a good practice for participants in the RSP to monitor their account balances. You can do so by accessing the Your Benefits ResourcesTM Web site (http://resources.hewitt.com/duke-energy). For example, you can monitor your contributions to your RSP account balance (including any company-matching contributions) following every monthly (or bi-weekly) payroll.

Additionally, as we explain in the RSP Summary Plan Description (SPD) issued to participants, a Summary Annual Report is mailed to participants each year that provides a summary of the Plan's annual financial report. The SPD explains how participants can also request the full annual report, which includes the Plan's audited financial statement.

Scholarship Recipients

Q: My son submitted the application for the DEFS scholarship. It was supposed to be announced in mid-March. Have they decided who won yet? I guess if we have not heard, it means we did not receive it?


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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A: Duke Energy Field Services / TEPPCO announced the four recipients of its scholarship program to all employees on April 21. All student applicants were notified directly by letter to the address they provided about the result of their application. If you have a specific inquiry about your child's application, you can verify details with the DEFS Benefits Center toll-free within the U.S. at 1-866-333-7236, or 303-595-3331, ext. 4200 in Denver.

Social Security Numbers on Jobs Interest Form

In the April Open Forum, an employee wanted to know whether Social Security numbers could be removed from the Jobs Interest Form. The form no longer uses the Social Security number and instead uses the employee ID number. This change has been in place since late April. Thanks for the suggestion.

                                     * * *

                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected;
(5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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future results of Duke and Cinergy are set forth in their
respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                       Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.


Highlights from Paul Anderson's and Fred Fowler's monthly meeting with employees. Published exclusively for the employees of Duke Energy.

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